# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMPASS Pathways plc, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0001193125-21-171001
Filed by CIK 0001840904
Persons authorized to receive notices and communications: Ryan Barrett, Prof. J.H. Bavincklaan 7, Amstelveen, Netherlands (P7), 1183AT, 49 (0) 89 2153 9035

## Reporting persons
- ATAI Life Sciences N.V. (CIK 0001840904): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 5,785,774; sole dispositive power 0; shared dispositive power 5,785,774; aggregate amount beneficially owned 5,785,774 (6% of the class)
- ATAI Life Sciences GmbH (formerly ATAI Life Sciences AG): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: COMPASS Pathways plc
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Comment:
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 24, 2021 (as amended, the "Schedule 13D") relates to the ordinary shares, nominal value GBP 0.008 per ordinary share (the "Ordinary Shares"), of COMPASS Pathways plc, a public limited company under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

CUSIP number 20451W101 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol "CMPS." Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

In connection with a corporate reorganization, ATAI Life Sciences AG was converted into a German GmbH in April 2025. As a result, the Ordinary Shares of the Issuer reported herein are held directly by ATAI Life Sciences N.V

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference to this Item 5.

As of the date of this Schedule 13D, ATAI N.V. may be deemed to beneficially own 5,785,774 Ordinary Shares, representing approximately 6.0% of the 95,941,264 Ordinary Shares outstanding as of July 28, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on July 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

ATAI N.V. directly holds the securities reported herein.
Transactions in the class effected during the past sixty days:
During the past 60 days, ATAI N.V. effected the following open market sales of ADSs representing Ordinary Shares:

10/22/2025: 20,000 shares for $6.3194 per share.
10/23/2025: 20,000 shares for $6.2949 per share.
10/24/2025: 60,000 shares for $6.3714 per share.
10/27/2025: 60,000 shares for $6.5801 per share.
10/28/2025: 60,000 shares for $6.4946 per share.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: In connection with a corporate reorganization that occurred in April 2025, ATAI AG ceased to be the beneficial owner of any Ordinary Shares of the Issuer.

## Signatures
- ATAI Life Sciences N.V.: /s/ Anne Johnson, Anne Johnson, Chief Financial Officer (10/29/2025)
- ATAI Life Sciences GmbH (formerly ATAI Life Sciences AG): /s/ Anne Johnson, Anne Johnson, Chief Financial Officer (10/29/2025)